FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                                HSBC BANK CANADA
                   SECOND QUARTER 2007 RESULTS^ - HIGHLIGHTS

- Net income attributable to common shares was C$135 million for the quarter ended 30 June 2007, an increase of 17.4 per cent over the quarter ended 30 June 2006.

- Net income attributable to common shares was C$274 million for the half-year ended 30 June 2007, an increase of 18.6 per cent over the same period in 2006.

- Return on average common equity was 20.7 per cent for the quarter ended
  30 June 2007 and 21.4 per cent for the half-year ended 30 June 2007 compared with 19.9 per cent and 20.3 per cent respectively for the same periods in 2006.

- The cost efficiency ratio was 51.2 per cent for the quarter ended 30
  June 2007 and 51.7 per cent for the half-year ended 30 June 2007 compared with 52.6 per cent and 52.8 per cent respectively for the same periods in 2006.

- Total assets were C$61.2 billion at 30 June 2007 compared with C$53.1 billion at 30 June 2006.

- Total funds under management were C$25.8 billion at 30 June 2007 compared with C$21.7 billion at 30 June 2006.

^ Results are prepared in accordance with Canadian generally accepted accounting principles.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$135 million for the quarter ended 30 June 2007, an increase of C$20 million, or 17.4 per cent, from C$115 million for the second quarter of 2006. Net income attributable to common shares for the first half of 2007 was C$274 million compared with C$231 million for the same period in 2006, an increase of C$43 million, or 18.6 per cent.

Net income attributable to common shares in the first and second quarters of 2007 benefited from gains of C$14 million and C$7 million respectively, after related income taxes, on the sale of the bank's shares in the Montreal Exchange. Excluding these gains, net income attributable to common shares for the second quarter of 2007 increased by 11.3 per cent compared to the equivalent quarter in 2006 and net income attributable to common shares for the first half of 2007 increased by 9.5 per cent from the same period last year.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "HSBC Bank Canada has achieved satisfactory results for the quarter with good year-on-year revenue and net income growth. All of our business lines reported growth in net income in the first half of 2007 compared with the same period last year. Our Commercial Banking business continues to achieve strong results spurred by robust asset growth arising from the continuing strength of the Canadian economy, while maintaining a high level of credit quality. Our Personal Financial Services business has been adversely affected by slower residential mortgage growth and by competitive pressures on interest margins. Our Corporate, Investment Banking and Markets business has benefited from growth in fee income from a number of advisory and underwriting mandates.

"Our focus for the remainder of 2007 will be on leveraging initiatives to enhance sales and improve efficiencies in our operations, while continuing to further develop our direct banking capabilities. The launch in 2006 of our in-branch High Rate savings account was a success and we have followed this up with the recent launch of our internet only Direct Savings account with an introductory rate of 5.0 per cent. The Commercial Banking business will continue to expand distribution and product offerings in the Payments and Cash Management business, leveraging the capabilities of HSBC Group platforms, including systems and software."

Net interest income

Net interest income was C$307 million for the quarter ended 30 June 2007 compared with C$276 million for the same quarter in 2006, an increase of C$31 million, or 11.2 per cent. The increase was driven by growth in assets in all businesses. Average interest-earning assets were C$6.5 billion or 14.0 per cent higher compared with the same period in 2006. Competitive pressures and a challenging interest rate environment impacted the net interest margin which decreased to 2.29 per cent for the quarter compared with 2.35 per cent for the same period in 2006.

Net interest income in the second quarter of 2007 was C$13 million higher compared with the first quarter of 2007, due partly to one extra day in the quarter and to an annualised growth in interest-earning assets of 12.3 per cent. The net interest margin, as a percentage of average interest-earning assets, was the same as the previous quarter.

On a year-to-date basis, net interest income was C$601 million compared with C$542 million for the same period last year, an increase of C$59 million, or
10.9 per cent. Year-to-date net interest income in 2007 benefited from continued growth in assets across all businesses, partially offset by a decrease in net interest margins to 2.29 per cent compared with 2.35 per cent in 2006.

Non-interest revenue

Non-interest revenue was C$177 million for the second quarter of 2007 compared with C$167 million in the same quarter of 2006, an increase of C$10 million, or
6.0 per cent. Deposit and payment service charges increased as a result of increased customer activity, particularly in the Payments and Cash Management business. Capital market fees were higher as a result of increased underwriting and advisory mandates in the Global Investment Banking business. Investment administration fees were higher as the bank's funds under management in the wealth management business continued to record strong growth. Investment securities gains decreased as gains on sales of the bank's remaining shares in the Montreal Exchange during the quarter were lower than the C$10 million increase in the fair value of the bank's investments in private equity funds during the same period in 2006.

Non-interest revenue was C$8 million lower in the second quarter of 2007 compared with the previous quarter mainly due to a reduction in investment securities gains on sale of shares in the Montreal Exchange and lower gains on the bank's investments in the private equity funds. However, there was an increase in deposit and payment service charges, and significant growth in investment administration fees. Other income was also higher as activity in the bank's investor immigration programme increased while capital market fees decreased due to lower global investment banking revenues.

On a year-to-date basis, non-interest revenue was C$362 million, C$39 million, or 12.1 per cent, higher compared with C$323 million for the same period last year. This was mainly due to higher investment securities gains arising from the sale of the bank's Montreal Exchange shares, which were partially offset by a lower increase in fair value of the private equity funds than that recorded in 2006. Investment administration fees from higher funds under management, and deposit and payment service charges were also higher than the same period in 2006. These were partially offset by lower trading income, which was negatively affected by reductions in the fair values of derivatives related to balance sheet hedging activities.

Non-interest expenses and operating efficiency

Non-interest expenses were C$248 million for the second quarter of 2007 compared with C$233 million in the same quarter of 2006, an increase of C$15 million, or
6.4 per cent. Salaries and employee benefits expenses were higher in 2007 due to an increase in variable compensation driven by higher revenues, and an increased employee base from continued investments in the business. These increases resulted from strategic growth initiatives in new branches in Alberta and the Greater Toronto Area, increases in the Direct Bank, Private Banking and Wealth Management as well as the Payments and Cash Management businesses. Pension plan costs also increased. This was partially offset by a reduction in stock-based compensation, as 2006 was impacted by a charge of C$9 million arising from the waiver of certain conditions in respect of previous awards granted under the HSBC Group's Share Option Plan. Other non-interest expenses were higher due to increased premises and equipment expenses arising from new branches and their related operating expenses as well as increases in investments in systems, together with the impact of higher transaction costs arising from increased customer activity. The cost efficiency ratio improved to 51.2 per cent compared with 52.6 per cent for the same period in 2006.

Non-interest expenses for the second quarter of 2007 were little changed compared with the first quarter of 2007.

On a year-to-date basis, non-interest expenses were C$498 million compared with C$457 million for the same period last year, an increase of C$41 million, or 9.0 per cent. Salaries and benefits expenses were higher due to an increased employee base, increased variable compensation, and increased pension costs. Other non-interest expenses were higher due to continued investments in the business, as well as higher costs arising from increased customer transactions. The cost efficiency ratio improved to 51.7 per cent compared with 52.8 per cent for the same period in 2006.

Credit quality and provision for credit losses

The provision for credit losses was C$12 million for the second quarter of 2007, compared with C$6 million in the second quarter of 2006, and C$10 million for the first quarter of 2007. Overall credit quality remains sound, reflecting prudent lending standards and strong economic conditions in Canada. The increased charges in 2007 compared to the same period last year is reflective of an unusually low loan loss experience in 2006.

Gross impaired credit exposures were C$195 million, C$42 million higher compared with C$153 million at 31 March 2007, and C$36 million higher compared with C$159 million at 30 June 2006. Total impaired exposures, net of specific allowances for credit losses, were C$141 million at 30 June 2007 compared with C$95 million at 31 March 2007 and C$109 million at 30 June 2006. Although total impaired credit exposures at 30 June 2007 have increased compared to previous quarters, the increase arises from a single commercial exposure.

The general allowance for credit losses of C$269 million remained unchanged from 31 March 2007 and 30 June 2006. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, decreased to 0.74 per cent at 30 June 2007 compared with 0.77 per cent at 31 March 2007 and 0.84 per cent at 30 June 2006 as the bank's loan portfolios grew. The bank considers the total allowance for credit losses to be appropriate given the credit quality of its portfolios and the current credit environment.

Income taxes

The effective tax rate in the second quarter of 2007 was 35.5 per cent compared with 39.4 per cent in the same quarter of 2006 and 32.9 per cent in the first quarter of 2007. On a year-to-date basis in 2007, the effective tax rate was
34.2 per cent compared with 37.3 per cent for the same period last year.

The higher effective income tax rate in the second quarter of 2007 compared to the prior quarter was due to lower gains from the sale of the shares in the Montreal Exchange, which are taxed at a lower rate. The second quarter of 2007 also included a C$2 million charge for the write-down of future income tax assets resulting from the recent enactment of future federal corporate tax rate reductions announced in the fall of 2006.

When compared to the second quarter of 2006, the effective income tax rate for the second quarter of 2007 reflects lower tax rates applicable on sale of shares in the Montreal Exchange and a charge of C$6 million in the second quarter of 2006 relating to the write-down of federal corporate future tax assets arising from previously announced tax rate decreases. The effective tax rate in 2006 was further impacted by the expense related to stock options, which was not deductible for income tax purposes.

The year-to-date tax rate for the first half of 2007 was lower than the same period in 2006 due to a higher level of gains subject to a lower tax rate and higher non-deductible expenses in 2006.

Balance sheet

Total assets at 30 June 2007 were C$61.2 billion, an increase of C$4.4 billion from 31 December 2006 and C$8.1 billion from 30 June 2006. The loan portfolio continues to be a major driver of balance sheet growth. Commercial loans and bankers' acceptances grew C$1.9 billion since 31 December 2006 on the continued strong economy, primarily in Western Canada. Residential mortgages increased C$0.4 billion, before securitisation during the period, although the rate of increase has slowed. Balance sheet management activity in the Treasury and Markets business has increased the securities portfolio by C$3.2 billion although this was offset by decreases in balances under reverse repurchase agreements of C$2.0 billion.

Total deposits increased C$2.0 billion to C$46.2 billion at 30 June 2007 from C$44.2 billion at 31 December 2006 and C$41.0 billion at 30 June 2006. Growth in deposits resulted from higher interest rates and other initiatives, which highlighted term savings products as well as the recently launched High Rate and Direct Savings accounts. Commercial deposits were higher due to growth in term products, driven by improved product offerings in the Payments and Cash Management business and growth in commercial banking relationships. Other liabilities increased largely from an increase in short positions in securities resulting from an increase in activities in the Treasury and Markets business.

Compared with the balance at 30 June 2006, total assets were C$8.1 billion higher largely due to growth in loans and markets activities. Deposit growth benefited from increased cash management balances from corporate customers as well as personal deposit growth from the High Rate and Direct Savings accounts.

Total assets under administration

Funds under management were C$25.8 billion at 30 June 2007 compared with C$25.1 billion at 31 March 2007 and C$21.7 billion at 30 June 2006. Including custody and administration balances, total assets under administration were C$34.8 billion compared with C$34.0 billion at 31 March 2007 and C$30.2 billion at 30 June 2006.

Growth in funds under management in 2007 benefited from strong acquisitions of new clients, strong investment sales and the success of Private Client products.

Capital management

The tier 1 capital ratio was 8.8 per cent and the total capital ratio was 11.5 per cent at 30 June 2007. These compare with 8.9 per cent and 11.0 per cent, respectively, at 31 March 2007 and 9.0 per cent and 11.2 per cent, respectively, at 30 June 2006.

In addition to net income, regulatory capital increased from an issuance of C$400 million in subordinated debentures in the second quarter of 2007. This was partially offset by dividends declared on preferred and common shares and the redemption of C$100 million in subordinated debentures in the second quarter of 2007.

Accounting policies adopted in 2007

Effective 1 January 2007, the bank adopted new Canadian Institute of Chartered Accountants (CICA) Handbook Standards relating to the recognition, measurement and disclosure of financial instruments including hedges and comprehensive income. Although these standards were adopted prospectively without restatement of prior year comparatives, the impact on initial adoption as well as the effects of certain transitional adjustments have been recorded as adjustments to opening retained earnings or opening accumulated other comprehensive income. Although there was no material impact on the results for the second quarter arising from the adoption of these new standards, more detailed information on the impact of adopting these standards was included in HSBC Bank Canada's first quarter 2007 report to shareholders.

Dividends

During the second quarter of 2007, C$65 million in dividends were declared and paid on the bank's common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. The dividends will be payable on 30 September 2007, to shareholders of record on 14 September 2007.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With around 10,000 offices in 82 countries and territories and assets of US$1,861 billion at 31 December 2006, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Copies of HSBC Bank Canada's second quarter 2007 report will be sent to shareholders in August 2007.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.

Summary

                                         Quarter ended                 Half-year ended
Figures in C$ millions         30Jun07      31Mar07      30Jun06      30Jun07    30Jun06
(except per share amounts)

Earnings
Net income attributable to
  common shares                    135          139          115          274        231
Basic earnings per share (C$)     0.28         0.28         0.24         0.56       0.47

Performance ratios (%)
Return on average common equity   20.7         22.0         19.9         21.4       20.3
Return on average assets          0.86         0.93         0.88         0.89       0.90
Net interest margin^              2.29         2.29         2.35         2.29       2.35
Cost efficiency ratio^^           51.2         52.2         52.6         51.7       52.8
Non-interest revenue:total
  revenue ratio                   36.6         38.6         37.7         37.6       37.3

Credit information
Gross impaired credit exposures    195          153          159

Allowance for credit losses        323          327          319
- As a percentage of gross
  impaired credit exposures        166%         214%         201%
- As a percentage of gross loans
  and acceptances                 0.74%        0.77%        0.84%

Average balances
Assets                          63,286       60,656       52,573       61,979     51,784
Loans                           37,067       35,994       33,262       36,534     32,760
Deposits                        46,691       45,855       40,847       46,275     40,437
Common equity                    2,618        2,558        2,316        2,588      2,296

Capital ratios (%)
Tier 1                             8.8          8.9          9.0
Total capital                     11.5         11.0         11.2

Total assets under
  administration
Funds under management          25,795       25,083       21,659
Custody accounts                 9,012        8,868        8,494
Total assets under
  administration                34,807       33,951       30,153

^ Net interest margin is net interest income divided by average interest-earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.


Consolidated Statement of Income (Unaudited)


                                           Quarter ended                Half-year ended
Figures in C$ millions          30Jun07     31Mar07     30Jun06     30Jun07     30Jun06
(except per share amounts)                                    ^                       ^
Interest and dividend income
Loans                               616         597         523       1,213         985
Securities                           71          58          46         129          89
Deposits with regulated financial
  institutions                       62          59          55         121         113
                                    749         714         624       1,463       1,187

Interest expense
Deposits                            431         413         341         844         632
Debentures                           11           7           7          18          13
                                    442         420         348         862         645

Net interest income                 307         294         276         601         542

Non-interest revenue
Deposit and payment service
  charges                            25          23          23          48          44
Credit fees                          28          27          27          55          52
Capital market fees                  29          32          26          61          58
Investment administration fees       33          30          25          63          49
Foreign exchange                      9           9           8          18          15
Trade finance                         6           6           6          12          12
Trading revenue                      16          14          17          30          34
Investment securities gains          10          25          13          35          18
Securitisation income                 9          10          11          19          19
Other                                12           9          11          21          22
                                    177         185         167         362         323

Total revenue                       484         479         443         963         865

Non-interest expenses
Salaries and employee benefits      139         143         136         282         259
Premises and equipment               32          31          27          63          56
Other                                77          76          70         153         142
                                    248         250         233         498         457

Net operating income before
  provision for credit losses       236         229         210         465         408

Provision for credit losses          12          10           6          22          12

Income before taxes and
  non-controlling interest in
  income of trust                   224         219         204         443         396
Provision for income taxes           77          70          78         147         143
Non-controlling interest in
  income of trust                     7           6           6          13          13
Net income                          140         143         120         283         240
Preferred share dividends             5           4           5           9           9
Net income attributable to
  common shares                     135         139         115         274         231

Average common shares
  outstanding (000)             488,668     488,668     488,668     488,668     488,668
Basic earnings per share (C$)      0.28        0.28        0.24        0.56        0.47

^ Certain prior period amounts have been reclassified to conform with the current period presentation.


Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions                  At 30Jun07        At 31Dec06       At 30Jun06
                                                                   ^                ^
Assets
Cash and deposits with Bank of Canada          448               368              378
Deposits with regulated financial
  institutions                               4,403             4,346            4,193
                                             4,851             4,714            4,571

Available for sale securities                6,024                 -                -
Investment securities                            -             3,604            3,576
Trading securities                           1,891             1,162            2,120
Other securities                                53                 -                -
                                             7,968             4,766            5,696

Assets purchased under reverse
  repurchase agreements                      2,794             4,760            3,473

Loans
- Businesses and government                 19,197            17,819           16,979
- Residential mortgage                      14,367            14,016           13,130
- Consumer                                   4,236             3,728            3,638
- Allowance for credit losses                 (323)             (327)            (319)
                                            37,477            35,236           33,428

Customers' liability under acceptances       5,644             5,130            4,454
Derivatives                                    535               308              233
Land, buildings and equipment                  130               121               99
Other assets                                 1,766             1,735            1,178
                                             8,075             7,294            5,964
Total assets                                61,165            56,770           53,132

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions           2,087             1,469            1,709
- Individuals                               17,010            17,039           16,108
- Businesses and governments                27,068            25,665           23,172
                                            46,165            44,173           40,989

Acceptances                                  5,644             5,130            4,454
Assets sold under repurchase agreements         95               162              375
Derivatives                                    675               316              242
Securities sold short                        1,506               715            1,256
Other liabilities                            2,811             2,413            2,108
Non-controlling interest in trust and
  subsidiary                                   430               430              430
                                            11,161             9,166            8,865

Subordinated debentures                        836               563              559

Shareholders' equity
- Preferred shares                             350               350              350
- Common shares                              1,125             1,125            1,125
- Contributed surplus                          204               202              199
- Retained earnings                          1,336             1,191            1,045
- Accumulated other comprehensive income       (12)                -                -
                                             3,003             2,868            2,719
Total liabilities and shareholders' equity  61,165            56,770           53,132

^ Certain prior period amounts have been reclassified to conform with the current period presentation.

Condensed Consolidated Statement of Cash Flows (Unaudited)

                                         Quarter ended                   Half-year ended
Figures in C$ millions         30Jun07      31Mar07      30Jun06     30Jun07       30Jun06
Cash flows provided by/
 (used in):
- operating activities             389          466          (69)        855           184
- financing activities              62        2,024          706       2,086         2,405
- investing activities            (771)      (2,188)      (1,128)     (2,959)       (3,631)

(Decrease) increase in cash
  and cash equivalents            (320)         302         (491)        (18)       (1,042)
Cash and cash equivalents,
  beginning of period            4,340        4,038        4,649       4,038         5,200
Cash and cash equivalents,
  end of period                  4,020        4,340        4,158       4,020         4,158

Represented by:
- Cash resources per balance
  sheet                          4,851        4,837        4,571
  - less non-operating deposits^  (831)        (497)        (413)
- Cash and cash equivalents,
  end of period                  4,020        4,340        4,158

^ Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 July, 2007